Exhibit 99.1

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

JUNE 30, 2020

PRESENTED IN CANADIAN DOLLARS

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2020 $	December 31, 2019 $

Assets

Current assets
Cash	55,964,086	19,222,195
Trade and other receivables (note 3)	4,594,426	4,058,136
Investment tax credits receivable	240,000	240,000
Inventory (note 4)	6,781,987	4,764,458
Prepaid expenses and deposits	583,891	1,335,620
Total current assets	68,164,390	29,620,409

Property and equipment (note 5)	663,366	684,718
Intangible assets (note 6)	2,551,997	3,128,820
Right-of-use assets (note 7)	2,012,198	2,199,381
Goodwill	3,409,165	3,409,165

Total assets	76,801,116	39,042,493

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,742,942	3,933,114
Deferred revenue	1,028,766	654,763
Long-term debt (note 8)	-	5,144,461
Warranty provision	129,871	134,956
Other liabilities (note 9)	106,513	286,858
Derivative financial instrument (note 8)	487,235	254,769
Lease liabilities (note 10)	346,587	258,685
Income taxes payable	5,856	15,763
Total current liabilities	4,847,770	10,683,369

Long-term debt (note 8)	-	6,719,924
Deferred revenue	490,835	829,784
Warranty provision	28,509	19,005
Lease liabilities (note 10)	1,937,279	2,125,873

Total liabilities	7,304,393	20,377,955

Shareholders’ Equity

Share capital (note 11)	194,991,770	130,266,880
Contributed surplus	16,483,466	19,580,338
Accumulated other comprehensive gain/(loss)	42,201	(117,188)
Deficit	(142,020,714)	(131,065,492)

Total Shareholders’ Equity	69,496,723	18,664,538

Total Liabilities and Shareholders’ Equity	76,801,116	39,042,493

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

	Three months ended June 30, 2020 $	Three months ended June 30, 2019 $	Six months ended June 30, 2020 $	Six months ended June 30, 2019 $

Revenue
Products	1,131,801	465,840	2,489,340	1,813,621
Services	191,554	108,269	353,148	236,276
Pay per procedure	97,868	-	138,953	-
	1,421,223	574,109	2,981,441	2,049,897
Cost of sales (note 12)	845,392	244,066	1,811,000	777,422
Gross profit	575,831	330,043	1,170,441	1,272,475

Operating Expenses (note 13)
Research and development	2,383,867	3,186,355	5,223,084	5,864,101
General and administrative	2,275,087	1,586,323	5,328,314	3,100,436
Selling and distribution	1,375,488	1,154,869	2,629,817	625,524
Total operating expenses	6,034,442	5,927,547	13,181,215	9,590,061

Operating Loss	5,458,611	5,597,504	12,010,774	8,317,586

Net finance (income)/costs (note 14)	1,696,118	226,430	(1,372,087)	399,234

Loss before income taxes	7,154,729	5,823,934	10,638,687	8,716,820

Income taxes	192,800	20,200	316,535	54,000

Net loss for the period	7,347,529	5,844,134	10,955,222	8,770,820

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax of $nil (2019 - $nil)	(25,728)	(11,843)	159,389	(58,232)
Net loss and comprehensive loss for the period	7,321,801	5,832,291	11,114,611	8,712,588

Loss per share (note 15)
Basic and diluted net loss per share	0.46	0.54	0.71	0.81

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total $

Balance – January 1, 2019	10,805,494	120,932,404	16,756,294	(28,703)	(110,873,242)	26,786,753

Net loss for the period	-	-	-	-	(8,770,820)	(8,770,820)
Cumulative translation adjustment – net of tax	-	-	-	(58,232)	-	(58,232)
Exercise of share options	1,800	10,080	(4,681)	-	-	5,399
Share-based compensation (note 12)	-	-	456,427	-	-	456,427
Balance – June 30, 2019	10,807,294	120,942,484	17,208,040	(86,935)	(119,644,062)	18,419,527

Balance – January 1, 2020	11,852,749	130,266,880	19,580,338	(117,188)	(131,065,492)	18,664,538

Net loss for the period	-	-	-	-	(10,955,222)	(10,955,222)
Cumulative translation adjustment – net of tax of nil	-	-	-	159,389	-	159,389
Exercise of share options	140,282	2,541,693	(1,001,513)	-	-	1,540,180
Exercise of warrants	752,732	14,236,546	(3,586,165)	-	-	10,650,381
Share-based compensation (note 12)	-	-	1,490,806	-	-	1,490,806
Issuance of common shares from offering (note 11)	3,392,500	47,946,651	-	-	-	47,946,651
Balance – June 30, 2020	16,138,263	194,991,770	16,483,466	42,201	(142,020,714)	69,496,723

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended June 30, 2020 $	Six months ended June 30, 2019 $

Operating activities
Net loss for the period	(10,955,222)	(8,770,820)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	245,277	257,299
Amortization of intangible assets (note 6)	203,663	564,219
Depreciation of right-of-use assets (note 7)	576,823	204,126
Share-based compensation (note 12)	1,490,806	456,427
Interest and accretion expense (note 14)	696,866	681,258
Deferred revenue	35,054	387,165
Change in fair value of derivative financial instrument (note 8)	232,466	54,220
Change in fair value of contingent consideration (note 9)	11,580	(208,911)
Foreign exchange on cash	(1,701,391)	-
Changes in non-cash working capital balances
Trade and other receivables	(536,290)	(248,171)
Prepaid expenses and deposits	751,729	63,186
Inventory	(2,206,342)	20,277
Accounts payable and accrued liabilities	(1,071,273)	(1,612,144)
Provisions	4,419	(1,219,114)
Income taxes payable	(9,907)	(133,274)
Net cash flow used in operating activities	(12,231,742)	(9,504,257)

Financing activities
Issuance of common shares (note 11)	52,098,723	-
Transaction costs paid (note 11)	(4,152,072)	-
Payment of other liabilities (note 9)	(191,925)	(16,203)
Payment of long-term debt and interest (note 8)	(12,497,993)	(534,709)
Proceeds from share options exercised (note 12)	1,540,180	5,399
Proceeds from warrants exercised (note 11)	10,650,381	-
Payment of lease liabilities (note 10)	(175,052)	(143,943)
Total cash from financing activities	47,272,242	(689,456)

Net change in cash during the period	35,040,500	(10,193,713)
Foreign exchange on cash	1,701,391	-
Cash – Beginning of period	19,222,195	30,687,183
Cash – End of period	55,964,086	20,493,470

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in Canadian dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2019, which were prepared in accordance with IFRS.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 6, 2020.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument and other liabilities which are measured at fair value

The accounting policies adopted are consistent with those of the previous financial year with the exception of new revenue recognition and share-based compensation accounting policies as outlined below in relation to the lease of medical devices and a long-term incentive plan.

Pay per procedure

The company generates revenue from the lease of medical devices and the sale of certain consumable goods. Customers are charged a fixed fee per use of the medical device, called a pay per procedure charge, which is charged each time a procedure is completed. Per use fees are recognized within pay per procedure revenue on the interim condensed consolidated statements of loss and comprehensive loss. The use of the medical device also requires the customer to purchase a consumable. The consumable is considered a non-lease component and is therefore recognized when control transfers to the customer. Consumable sales are recognized within product revenue on the interim condensed consolidated statements of loss and comprehensive loss. The consideration received is allocated between lease and non-lease components based on their stand-alone selling prices.

(1)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

Share-based compensation

The Company has a long-term incentive plan (LTIP) that was approved on May 20, 2020. For each Restricted Share Unit (RSU) or Deferred Share Unit (DSU) granted under the long-term incentive plan, the Company recognizes an expense equal to the market value of a Profound common share at the date of grant based on the number of RSUs and DSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus for share-based compensation anticipated to be equity settled or a corresponding credit to a liability for those anticipated to be cash settled. Share-based compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs or DSUs that are expected to vest and, for RSUs or DSUs anticipated to be cash settled, changes in the market value of Profound common shares. The effect of these changes is recognized in the period of the change. Vested RSUs and DSUs are settled either in Profound common shares or in cash or a combination thereof at the discretion of the Company.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. It is too soon to gauge the impacts of the current outbreak, given the many unknowns related to COVID-19 including the duration and severity of the outbreak. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

From an operational perspective, the Company’s employees, direct sales and marketing teams and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Company does business, are also adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures, which has had an adverse impact on the Company’ ability to conduct its businesses, including its ability to cultivate adoption of the TULSA-PRO technology, support clinical customers with the TULSA-PRO procedures and increase the utilization of the systems and disposable components.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO systems and the disposable components related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new TULSA-PRO user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new TULSA-PRO user sites. The Company continues to evaluate the current and potential impact of the COVID-19 pandemic on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations.

(2)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

In addition, the actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which Profound operates, could continue to negatively impact stock markets, including the trading price of the Common Shares, could adversely impact the Company’s ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive.

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	June 30, 2020 $	December 31, 2019 $

Trade receivables	3,711,903	2,588,470
Interest receivable	-	32,287
Tax receivables	801,559	1,108,340
Other receivables	80,964	329,039
Total trade and other receivables	4,594,426	4,058,136

Amounts past due represent trade receivables past due based on the customer’s contractual terms. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At June 30, 2020 and December 31, 2019, there were no trade receivables that are past due.

4	Inventory

	June 30, 2020 $	December 31, 2019 $

Finished goods	3,872,424	2,384,704
Raw materials	3,158,044	2,403,652
Inventory provision	(248,481)	(23,898)
Total inventory	6,781,987	4,764,458

During the three and six months ended June 30, 2020, $829,606 and $1,769,883 (three and six months ended June 30, 2019, $254,319 and $726,402, respectively) of inventory was recognized in cost of sales. The Company increased its inventory provision by $85,875 and $224,583 during the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 – decrease of $3,606 and $17,842).

(3)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

5	Property and equipment

Equipment under lease is depreciated on a straight-line basis over a period of two years.

Property and equipment consist of the following:

	Furniture and fittings $	Research and manufacturing equipment $	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2020
Cost	235,169	1,386,692	718,742	-	2,340,603
Accumulated depreciation	(176,922)	(1,227,445)	(251,518)	-	(1,655,885)
Net book value	58,247	159,247	467,224	-	684,718

Six months ended June 30, 2020
Opening net book value	58,247	159,247	467,224	-	684,718
Addition	-	-	-	188,813	188,813
Foreign exchange	-	35,112	-	-	35,112
Depreciation	(19,159)	(156,073)	(34,642)	(35,403)	(245,277)
Closing net book value	39,088	38,286	432,582	153,410	663,366

At June 30, 2020
Cost	235,169	1,386,692	718,742	188,813	2,529,416
Accumulated depreciation	(196,081)	(1,348,406)	(286,160)	(35,403)	(1,866,050)
Net book value	39,088	38,286	432,582	153,410	663,366

6	Intangible assets

Intangible assets consist of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2020
Cost	300,000	257,254	4,489,295	883,140	5,929,689
Accumulated amortization	(33,802)	(170,390)	(2,169,826)	(426,851)	(2,800,869)
Net book value	266,198	86,864	2,319,469	456,289	3,128,820

Six months ended June 30, 2020
Opening net book value	266,198	86,864	2,319,469	456,289	3,128,820
Amortization	(13,854)	(25,726)	(448,929)	(88,314)	(576,823)
Closing net book value	252,344	61,138	1,870,540	367,975	2,551,997

As at June 30, 2020
Cost	300,000	257,254	4,489,295	883,140	5,929,689
Accumulated amortization	(47,656)	(196,116)	(2,618,755)	(515,165)	(3,377,692)
Net book value	252,344	61,138	1,870,540	367,975	2,551,997
(4)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

7	Right-of-use assets

Leased premises $

As at January 1, 2020
Cost	2,616,773
Accumulated depreciation	(417,392)
Net book value	2,199,381

Six months ended June 30, 2020
Opening net book value	2,199,381
Foreign exchange	16,480
Depreciation	(203,663)
Closing net book value	2,012,198

As at June 30, 2020
Cost	2,616,773
Accumulated depreciation	(604,575)
Net book value	2,012,198

The Company leases office premises in Mississauga, Canada and Vantaa, Finland. These lease agreements are typically entered into for four to ten-year periods.

8	Long-term debt

A summary of the long-term debt is as follows:

	June 30, 2020 $	December 31, 2019 $

CIBC loan	-	11,864,385
Less: Current portion	-	5,144,461
Long-term portion	-	6,719,924

On July 30, 2018, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of $12,500,000 maturing on July 29, 2022 with an interest rate based on prime plus 2.5%. All obligations of the Company under the term loan agreement were guaranteed by current and future subsidiaries of the Company and included security of first priority interests in the assets of the Company and its subsidiaries. On February 4, 2020, the full outstanding amount of the CIBC loan at that date, plus accrued interest, was repaid for a total payment of $12,041,032.

	June 30, 2020 $	December 31, 2019 $

Balance - Beginning of period	11,864,385	11,955,245
Interest and accretion expense	633,608	1,240,911
Scheduled and final repayments	(12,497,993)	(1,331,771)
Balance - End of period	-	11,864,385
Less: Current portion	-	5,144,461
Long-term portion	-	6,719,924

(5)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

In connection with this term loan agreement on July 31, 2018, the Company also issued 32,171 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of $9.70 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within finance costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants as at June 30, 2020 and December 31, 2019 was $487,235 and $254,769, respectively. The variables used to determine the fair values are as follows:

	June 30, 2020	December 31, 2019

Share price	$22.99	$14.75
Volatility	62%	54%
Expected life of warrants	3.1 years	3.6 years
Risk free interest rate	0.32%	1.68%
Dividend yield	-	-

9	Other liabilities

Contingent consideration $

As at January 1, 2020	286,858
Amounts paid	(191,925)
Change in fair value (note 14)	11,580
As at June 30, 2020	106,513
Less: Current portion	106,513
Long-term portion	-

Contingent consideration

On July 31, 2017, the Company entered into an Asset and Share Purchase Agreement (the agreement) to acquire all of the issued and outstanding shares and certain assets of Royal Philips’ (Philips) Sonalleve MR-HIFU business (Sonalleve). The agreement includes certain contingent consideration payments payable monthly in euro tied to future revenue levels of the Sonalleve business summarized as follows:

•	5% of revenue between the date of acquisition and December 31, 2017;

•	6% of revenue during the year ending December 31, 2018;

•	7% of revenue during the years ending December 31, 2019 and 2020; and

•	if total revenues are in excess of a defined amount from the date of acquisition to December 31, 2020, then the Company will be required to pay 7% of revenue from the date of acquisition to December 31, 2019.
(6)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

The contingent consideration is classified as a Level 3 financial liability within the fair value hierarchy given its fair value is estimated using the discounted value of estimated future payments. The key assumptions in valuing the contingent consideration include: estimated projected net sales; the likelihood of certain levels being reached; and a discount rate of 15%.

10	Lease liabilities

	June 30, 2020 $	December 31, 2019 $

As at January 1	2,384,558	2,587,727
Repayments	(175,052)	(318,245)
Foreign exchange	11,102	(17,391)
Interest expense (note 14)	63,258	132,467
Balance - End of period	2,283,866	2,384,558
Less: Current portion	346,587	258,685
Long-term portion	1,937,279	2,125,873

11	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	June 30, 2019 $	December 31, 2019 $

16,138,263 (December 31, 2019 – 11,852,749) common shares	194,991,770	130,266,880

On January 27, 2020, the Company closed an offering, resulting in the issuance of 3,392,500 common shares at a price of US$11.65, for gross proceeds of US$39,522,625 ($47,946,651, net of transaction costs).

Subsequent to period end, on July 21, 2020, the Company closed an underwritten offering of common shares of the Company at a price of US$14.50 per common share, resulting in the issuance of 3,172,414 common shares for gross proceeds of US$46,000,003.

(7)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price $	Weighted average remaining contractual life (years)

Balance - January 1, 2020	2,779,898	14.20	2.49
Exercised	(752,732)	14.15	1.76
Balance - June 30, 2020	2,027,166	14.22	2.07

Subsequent to period end, there were 67,475 warrants exercised for $950,088 in cash proceeds.

12	Share-based payments

Options

Compensation expense related to share options for the three and six months ended June 30, 2020 was $877,143 and $1,488,267, respectively (three and six months ended June 30, 2019 - $383,789 and $456,427, respectively).

A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price $

Balance - January 1, 2020	1,109,943	10.51
Granted	577,955	17.30
Exercised	(140,282)	10.98
Forfeited/expired	(8,929)	9.42
Balance - June 30, 2020	1,538,687	13.02

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below. Due to the absence of Company-specific volatility rates for the expected life of the share options, the Company chose comparable companies in the medical device industry.

	March 12, 2020	May 20, 2020	June 8, 2020

Exercise price	$15.15	$17.44	$16.87
Expected volatility	82%	84%	84%
Expected life of options	6 years	6 years	6 years
Risk-free interest rate	0.60%	0.46%	0.58%
Dividend yield	-	-	-
Number of share options issued	16,550	481,405	80,000

(8)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

The following table summarizes information about the share options outstanding as at June 30, 2020:

Exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

2.40	21,277	2.19	21,277
6.00	3,300	8.39	1,100
8.50	31,000	7.38	19,979
9.10	10,300	8.88	2,788
9.20	478,690	8.88	128,739
9.30	50,000	8.15	22,920
9.70	4,950	6.82	4,950
9.90	2,300	7.75	1,288
10.20	9,900	7.97	7,700
11.00	58,409	6.44	34,909
11.23	81,800	9.39	-
11.90	51,300	7.90	26,722
13.50	8,300	6.12	8,195
14.60	93,406	6.15	89,515
15.00	55,800	5.17	55,800
15.15	16,550	9.70	-
16.87	80,000	9.95	-
17.44	481,405	9.89	-
	1,538,687	8.69	425,882

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three and six months ended June 30, 2020 was $2,539 and $2,539, respectively (three and six months ended June 30, 2019 - $nil and $nil, respectively).

A summary of the RSUs changes during the period are set forth below:

Number of RSUs

Balance - January 1, 2020	-
Granted	3,917
Balance - June 30, 2020	3,917

(9)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

13	Nature of expenses

	Three months ended June 30, 2020 $	Three months ended June 30, 2019 $	Six months ended June 30, 2020 $	Six months ended June 30, 2019 $

Production and manufacturing costs	635,611	68,171	1,279,164	464,477
Salaries and benefits	2,633,932	2,473,969	5,858,283	5,012,176
Consulting fees	1,291,759	1,378,418	2,555,569	2,297,765
Research and development expense	(33,627)	613,821	438,994	1,096,785
Sales and marketing expenses (recovery)	103,282	368,339	373,159	(696,955)
Amortization and depreciation	517,597	516,350	1,025,763	1,026,028
Share-based compensation	879,682	383,789	1,490,806	456,427
Rent	70,437	125,974	161,852	216,133
Software/Hardware	219,974	43,245	363,002	132,252
Insurance	425,968	28,787	862,433	55,734
Other expenses	135,219	170,750	583,190	306,661
	6,879,834	6,171,613	14,992,215	10,367,483

Salaries and benefits are net of government assistance of $504,297 for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - $nil).

Research and development expenses are net of reimbursements of $140,044 for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - $nil).

14	Finance costs/(income)

	Three months ended June 30, 2020 $	Three months ended June 30, 2019 $	Six months ended June 30, 2020 $	Six months ended June 30, 2019 $

Change in fair value of contingent consideration (note 9)	(3,044)	(185,197)	11,580	(208,911)
CIBC loan (note 8)	-	312,050	633,608	617,559
Change in fair value of derivative financial instrument (note 8)	265,113	(3,251)	232,466	54,220
Lease liability interest expense (note 10)	31,551	33,556	63,258	67,149
Royalty interest accretion recovery	-	(6,361)	-	(3,450)
Interest income	(274,395)	(110,790)	(318,670)	(252,671)
Foreign exchange (gain) loss	1,676,893	186,423	(1,994,329)	125,338
	1,696,118	226,430	(1,372,087)	399,234

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Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in Canadian dollars.

			June 30, 2020
	US dollars $	Euro $	Canadian dollars $	Total $

Cash	35,308,079	1,384,964	19,271,043	55,964,086
Trade and other receivables	2,551,613	1,648,220	394,593	4,594,426
Accounts payable and accrued liabilities	(722,186)	(1,084,739)	(936,017)	(2,742,942)
Other liabilities	-	(106,513)	-	(106,513)
Lease liabilities	-	(176,804)	(2,107,062)	(2,283,866)

As at June 30, 2020, if foreign exchange rates had been 5% higher, with all other variables held constant, loss before income taxes would have been $1,940,132 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company does not use derivatives to reduce exposure to foreign currency risk.

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended June 30, 2020 $	Three months ended June 30, 2019 $	Six months ended June 30, 2020 $	Six months ended June 30, 2019 $

Net loss for the period	7,347,529	5,844,134	10,955,222	8,770,820
Weighted average number of common shares	16,096,990	10,806,154	15,376,114	10,805,822
Basic and diluted loss per share	0.46	0.54	0.71	0.81

Of the 1,538,687 (June 30, 2019 – 1,037,393) share options, 3,917 (June 30, 2019 – nil) RSUs and 2,043,747 (June 30, 2019 – 2,257,171) warrants not included in the calculation of diluted loss per share for the period ended June 30, 2020, 2,469,629 (June 30, 2019 – 2,572,674) were exercisable.

(11)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended June 30, 2020 $	Three months ended June 30, 2019 $	Six months ended June 30, 2020 $	Six months ended June 30, 2019 $

Salaries and employee benefits	369,159	347,258	1,241,830	696,848
Directors’ fees	27,685	37,500	60,185	75,000
Share-based compensation	547,591	315,536	967,948	372,170
	944,435	700,294	2,269,963	1,144,018

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatment of prostate disease, uterine fibroids and palliative pain treatment for patients with metastatic bone disease. The Company is managed geographically in Canada, USA, Germany and Finland.

For the three-months ended June 30, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Revenue
Product	798,794	-	333,007	-	1,131,801
Services	44,200	-	147,354	-	191,554
Pay per procedure	97,868	-	-	-	97,868
	940,862	-	480,361	-	1,421,223
Cost of sales	495,268	-	350,124	-	845,392
Gross profit	445,594	-	130,237	-	575,831

Operating expenses
Research and development	1,654,658	236,200	-	493,009	2,383,867
General and administrative	1,945,578	231,443	-	98,066	2,275,087
Selling and distribution	598,979	433,748	341,991	770	1,375,488
Total operating expenses	4,199,215	901,391	341,991	591,845	6,034,442

Operating loss	3,753,621	901,391	211,754	591,845	5,458,611
Net finance costs					1,696,118
Loss for the period before income taxes					7,154,729

(12)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

For the six-months ended June 30, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Revenue
Product	1,187,524	-	1,301,816	-	2,489,340
Services	86,965	-	266,183	-	353,148
Pay per procedure	138,953	-	-	-	138,953
	1,413,442	-	1,567,999	-	2,981,441
Cost of sales	571,902	-	1,239,098	-	1,811,000
Gross profit	841,540	-	328,901	-	1,170,441

Operating expenses
Research and development	4,732,415	397,041	-	93,628	5,223,084
General and administrative	4,288,234	864,975	-	175,105	5,328,314
Selling and distribution	1,123,899	594,721	910,427	770	2,629,817
Total operating expenses	10,144,548	1,856,737	910,427	269,503	13,181,215

Operating loss	9,303,008	1,856,737	581,526	269,503	12,010,774
Net finance income					(1,372,087)
Loss for the period before income taxes					10,638,687

For the three-month period ended June 30, 2019:

	Canada $	Germany $	Finland $	Total $

Revenue
Product	351,822	114,018	-	465,840
Services	19,590	88,679	-	108,269
	371,412	202,697	-	574,109
Cost of sales	59,698	184,368	-	244,066
Gross profit	311,714	18,329	-	330,043

Operating expenses
Research and development	2,548,997	-	637,358	3,186,355
General and administrative	1,507,414	-	78,909	1,586,323
Selling and distribution	659,343	412,861	82,665	1,154,869
Total operating expense	4,715,754	412,861	798,932	5,927,547

Operating loss	4,404,040	394,532	798,932	5,597,504
Net finance costs				226,430
Loss for the period before income taxes				5,823,934

(13)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2020

For the six-month period ended June 30, 2019:

	Canada $	Germany $	Finland $	Total $

Revenue
Product	1,289,131	524,490	-	1,813,621
Services	31,768	204,508	-	236,276
	1,320,899	728,998	-	2,049,897
Cost of sales	215,140	562,282	-	777,422
Gross profit	1,105,759	166,716	-	1,272,475

Operating expenses
Research and development	4,444,216	-	1,419,885	5,864,101
General and administrative	2,908,411	-	192,025	3,100,436
Selling and distribution	(332,591)	789,449	168,666	625,524
Total operating expense	7,020,036	789,449	1,780,576	9,590,061

Operating loss	5,914,277	622,733	1,780,576	8,317,586
Net finance costs				399,234
Loss for the period before income taxes				8,716,820

Other financial information by segment as at June 30, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Total assets	70,453,510	590,641	2,065,760	3,691,205	76,801,116
Goodwill and intangible assets	5,961,162	-	-	-	5,961,162
Property and equipment	630,541	-	-	32,825	663,366
Right-of-use assets	1,833,708	-	-	178,490	2,012,198
Amortization of intangible assets	576,823	-	-	-	576,823
Depreciation of property and equipment	123,910	-	-	121,367	245,277
Depreciation of right-of-use assets	146,697	-	-	56,966	203,663

Other financial information by segment as at December 31, 2019:

	Canada $	Germany $	Finland $	Total $

Total assets	34,894,056	1,056,759	3,091,678	39,042,493
Goodwill and intangible assets	6,537,985	-	-	6,537,985
Property and equipment	565,638	-	119,080	684,718
Right-of-use assets	1,980,405	-	218,976	2,199,381
Amortization of intangible assets	1,134,741	-	-	1,134,741
Depreciation of property and equipment	231,657	267	240,761	472,685
Depreciation of right-of-use assets	293,393	-	113,004	406,397

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